FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of March 2005

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

Exhibits

Exhibit 1    Press Release Dated April 5, 2005

Exhibit 2    Material Change Report

NEWS RELEASE - No. 2-05

          April 5, 2005

EXPLORATION DRILLING UPDATE – EXPLORATION AREA III – LOS ZORROS PROPERTY, CHILE

Phase-one reconnaissance drilling and trenching in Exploration Area III has identified five targets (A through E) prospective for gold ore-bodies.  Four targets, A-D, hosting disseminated-style gold mineralization are locally exposed at surface in outcrop and now in trenches.  A fifth target, E, with potential for high-grade gold mineralization (15.96 g/mt gold over a true width of 7.66 meters or 0.51 oz/mt over 25.12 ft.), was discovered by drilling and has not yet been found to outcrop at the surface.  The targets are located in a large area (1500- meters long by 1000-meters across) encompassing a gold-copper-silver-mineralized barite vein swarm where the upper oxide parts of some principal veins of the swarm have been mined historically on a small scale for gold, copper and barite.

The principal veins are steep with widths between 0.3 to 2.0 meters and cut gently east-dipping calcareous siliclastic and volcaniclastic sedimentary rocks, limestone, and volcanic mud-flow breccia.  A few porphyritic diorite sills are present at depth within the stratigraphic section and a small number of late mafic dikes cut across the area.  The barite veins, related/contained gold-copper mineralization, and newly defined targets likely originated from ascending solutions from a deep-seated porphyry copper intrusion beneath the area.  Of important interest, ore-forming, epithermal processes have affected, over a sizeable area, certain favorable calcareous volcaniclastic and siliclastic sedimentary rock units and a brecciated porphyritic diorite sill interval.

So far, the extensive gold mineralization exposed in trenches and the few drill holes of phase one appears to comprise the low-grade halo positioned distally to possibly more-concentrated gold (-silver-copper) mineralization mostly hosted in the meta-sedimentary rock section somewhat akin to a Carlin-like geologic setting.  This is supported by (1) the consistent presence of anomalous mercury and more-erratic anomalous arsenic (pathfinder metals) occurring with the gold mineralization, (2) the low-grade nature of alteration mineral assemblages of clay-chlorite-Fe-carbonate-pyrite-+/-specular hematite in gold-mineralized mantos sedimentary/volcaniclastic layers and silica-clay-pyrite with the high-grade gold occurrences in the brecciated sill interval, and (3) widespread predominance of bladed barite in vein structures.  Geochemical results from drilling and surface sampling tentatively suggest that gold- (copper-silver) mineralization of both a black-matrix breccia (Target E) and mantos intervals (Target B) may extend in an eastward direction toward the range front and beneath an east-dipping thrust fault zone and over-riding major anticlinal dome outlined by recent geological mapping.

Evaluations and interpretations of the geologic features and geochemical results of Exploration Area III are not yet complete and work is continuing to advance our understanding of the encountered mineralization.  Modifications to target ideas and or geologic concepts may result from this ongoing exploration work.

Scope of Exploration Work - Exploration work carried out in Exploration Area III includes: geologic mapping and surface outcrop rock-chip sampling mostly across principal vein structures (193 samples), approximately 2000 meters of trenching (14 trenches/520 channel samples), and 3,799.5 meters of core drilling in 10 holes.  Results of the rock-chip sampling have been previously reported in news release NR3-04, June 11, 2004.  Highlights of the exploration work are as follows:

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

S   A   M   E   X          M   I   N   I   N   G          C   O   R   P.

Highlights -

(1)

A new and intriguing high-grade occurrence of gold mineralization (Target E) was intersected by core drilling (DDH-N-04-05) and represents a blind discovery.  The occurrence is comprised of two high-grade intervals, each having true widths of 1.53 meters, and containing 35.4 g/mt and 40.1 g/mt gold, respectively.  These intervals are positioned in the marginal parts to a black-matrix breccia within an altered and sulfide-mineralized, fragmented porphyritic diorite sill.  The average grade of the intersected black-matrix breccia interval is 15.96 g/mt gold over a true width of 7.66 meters.  Follow-up fire-screen assay analyses (see Table 1), using reject material, returned a higher grade of 19.88 g/mt (0.64 oz/mt over 25.12 ft.) and also shows the gold is mostly contained within the fine-grained size fraction (-150 mesh) likely associated with the disseminated sulfide minerals (pyrite and some chalcopyrite).  Alteration within the breccia interval includes strong pyritization with clay alteration and silicification.  The black matrix coloration may reflect a carbonaceous (organic) content (component).  A greenish colored, clay alteration envelope was noted during logging and may be related to the gold mineralizing processes, but this possible relationship needs further evaluation.

(2)

Three spaced zones (Targets A, B and C) of disseminated, low-grade gold mineralization have been found by trenching to occur within the area of the principal copper-gold-mineralized barite vein swarm.  The three zones trend sub-parallel in roughly a north-south direction and consist of steeply oriented veins and abundant veinlets cutting volcaniclastic and calcareous siliclastic sedimentary rocks.  In Target B, disseminated-type gold mineralization may occur within gently east-dipping, favorable mantos layers and underlying altered/brecciated diorite sill.  The gold mineralization in trench and outcrop exposures for all these targets is in the near-surface oxide zone, which drilling shows to extend to depths ranging from 50 to 70 meters.  The gold was likely liberated via oxidation breakdown of pyritiferous fracture veinlets, disseminated pyrite in mantos layers and pyrite-chalcopyrite in barite veins/veinlets.  Target A has been cut only in one trench TN-1, which over a 42-meter horizontal width, contains a weighted average grade of 0.267 g/mt gold.  Target B can be seen to be quite broad with a horizontal width in trench TN-9 of 130.60 meters carrying a weighted average grade of 0.757 g/mt gold; and in end-to-end trenches: TN-2 - 90.0 meters with weighted average grade of 0.428 g/mt gold, and trench TN-3 - 117 meters with a weighted-average grade of 0.558 g/mt gold.  These substantial horizontal widths may reflect, in part, sampling in areas across gently dipping, thick, mineralized mantos layers, and this will be further evaluated by phase-two sampling and drilling.  Part of Target B was also intersected by trench TN-12 (see Table 2).  Target C has been partially cut in four trenches.  Weighted-averaged results include: TN-4 with 21.0 horizontal meters of 0.271 g/mt gold; TN-11 with 30.7 meters of 0.203 g/mt gold; TN-6 with 12.0 meters of 0.901 g/mt gold; and TN-13 exposing a 26.15 meter horizontal width containing 0.254 g/mt gold including 17.05 meters of 1.8 g/mt gold.  The three gold-mineralized zones, Targets A, B, and C, and principal veins are cut off to the south along an “east-west” trending complicated fault zone, but could have fairly continuous northward extents of between 1000 meters up to 1200 meters.  As it turned out, trenching and drilling were started at the very south end of the mineralized zones in this fault complicated area.  Geologic mapping shows that, to the north, there are only a few faults with minor displacements of the principal vein structures which also suggests the mineralized zones should be little-disrupted (offset) along-strike continuity.

(3)

A fourth zone of gold mineralization (Target D) has been found via surface outcrop, old prospect pit sampling and along the eastern part of trench TN-14 with 17.65 meters horizontal width containing a weighted average of 0.685 g/mt gold.  The gold mineralization occurs as a north-south striking, steeply east-dipping, clay-silica altered zone cutting volcaniclastic rocks and diorite sill.  In the best exposure, the zone has a horizontal width of between 20 to 25 meters.  So far, the zone has been physically traced 250 meters along strike and is open ended to the north.  Scattered sampling of prospect pits exposing oxide-copper/-iron mineralization along specific structures and outcrops along the projected trace of the zone shows variable grades of 0.065 to 1.35 g/mt gold over sample widths of 1.0 to 1.8 meters.  Hand trenching and, where possible, bulldozer trenching is planned for phase-two exploration in an attempt to expose and sample the entire width of the zone and extend its strike length to the north.

(4)

Follow-up drilling of the high-grade intersection of DDH-N-04-05 (Target E) was attempted from the same drill pad with two holes (DDH-N-04-08 and -09).  DDH-N-04-08 was aimed at a shallow angle to the east and intersected the same breccia interval at 170 meters further down-dip which included a narrow interval of strong chalcopyrite mineralization with an interesting gold credit (1.39% copper and 0.302 g/mt gold – 1.5 meters true width) within a wider interval (17.21 meters true width) of anomalous copper and gold mineralization (0.113 g/mt gold and 0.19% copper).  DDH-N-04-09, a vertical hole, appears to have just missed the breccia interval due to minor normal fault displacement.  A fourth near-vertical hole (DDH-N-04-10) was positioned 45 meters to the west and intersected the breccia interval 110 meters up-dip position from the intersection in DDH-N-04-05, but without significant gold or copper values.  This hole also exposed other breccia intervals at greater depth below Target E which contain anomalous gold and copper over a 41.5-meter interval (383.50 to 425.00 meters) averaging 0.227 g/mt gold and 454 ppm copper.  The drilling comprises a single cross section which shows that the prospective breccia interval (Target E) persists for a down-dip length of over 600 meters (open-ended) with gradual thickening to the east from 7.66 meters to 17.21 meters (true widths).  The altered and pyritized nature of the breccia interval within the geologic framework suggests that it could have a considerable, north-south, strike-length extent of 1000 meters or more.  This combined with the long down-dip extent comprises a very large prospective zone which has only been drill tested in one area and warrants a concerted follow-up drilling effort along strike to attempt to track the zone into consistent high-grades of gold and copper sulfide mineralization.  The thicker deeper zones intersected by DDH-N-04-10 may also prove highly prospective progressively closer to the source of the mineralization.

(5)

Only three drill holes (DDH-N-04-01, -02 and -06) have so far attempted to test the disseminated gold mineralization of Targets A and B.  DDH-N-04-01 crossed a fault structure and intersected Target A and a principal vein structure at much greater depth (208.00-225.00 meters) than intended. The 17.0-meter (apparent width) intersection ran 0.487 g/mt gold and 0.33% copper.  DDH-N-04-02 intersected three spaced intervals with anomalous gold mineralization positioned below the east part of Target B.  The best of these (40.00-53.45 meters) contained 0.668 g/mt gold with anomalous copper (775 ppm).  DDH-N-04-06 did not intersect Target B because it was positioned south of an unforeseen truncating east-west fault zone.  Targets C and D were tested in one area by DDH-N-04-05 and -08.  The high-grade gold intercepts of Target E in DDH-N-04-05 were an inadvertent positive result of this drilling.  These holes also intersected numerous intervals of anomalous gold (0.103 to 2.270 g/mt) and copper (121 to 9160 ppm) positioned both above and below the high-grade, black-matrix breccia of Target E.  One hole (DDH-N-04-03) intersected several strands of one of the principal veins (71.80 to 80.00 meters) grading 1.528 g/mt gold, 3.3 g/mt silver and 4256 ppm copper over a true width of 7.46 meters.  Another hole (DDH-N-04-04) from the same drill pad encountered fault problems but did intersect numerous intervals of weakly anomalous copper (134 to 1565 ppm) and silver (1.2 to 2.7 ppm).

(6)

DDH-N-04-07 was drilled steeply west inclined in the covered pampa southwest of Exploration Area III to test beside weak anomalous gold and copper values from chip samples taken from exposures along trench TN-10.  The hole was collared in and penetrated through a variably altered diorite sill with weakly anomalous copper and silver values and sub-anomalous detectible gold (0.0 to 239.55 m.).  Below the sill, the drill hole encountered a package (239.55 to 333.20 m.) comprised of a thick anhydrite layer or vein and underlying altered andesite flows and volcaniclastic sediments, and mud-flow breccia.   This interval contains moderately to strongly anomalous copper (802 ppm weighted average) and silver (1.8 ppm) values related to chalcopyrite occurrences in altered/veinleted andesitic volcanic rocks with epidote-chlorite-magnetite alteration, before encountering another porphyritic diorite sill and being stopped at 389.10 meters.

Observations and Recommendations -

(1)

Target E, the black-matrix, brecciated porphyritic diorite sill with disseminated pyrite and chalcopyrite comprises a new and different type of geologic occurrence for gold mineralization on the Los Zorros property which is very intriguing for its high-grade gold content and good width characteristics [15.96 g/mt over 7.66 meters true width].  This occurrence will be further pursued by core drilling the prospective breccia interval along strike to the north and south starting at 100-meter spacing to find mineralization of consistent grade while maintaining or improving upon the encountered width.  During this secondary drilling phase, special attention will be paid to geochemical patterns of pathfinder metals and alteration features that could help vector exploration drilling into a major gold deposit discovery.  There certainly remains the possibility, that nearby, other highly prospective brecciated sill intervals also became gold-mineralized.

(2)

Further core drilling of Targets A, B and C will focus on discovering better grades of gold mineralization by exploring the thicker mantos layers within favorable intervals of the volcaniclastic/sedimentary stratigraphic section, and also in the clay-silica-pyrite-altered and much-brecciated upper part of the deeper diorite sill.  There is considerable untested area open to the north along strike from where 2004 exploration trenching and drilling were carried out.  Additional exploration is particularly warranted in Target A, which extends for a 1000 meter strike length with a width of 250 meters, and contains the highest overall gold content in surface samples of veins of the target areas A, B and C.  For Target D, drilling will test the down-dip continuation of this mineralization toward and beneath the thrust fault and anticlinal dome structure.

Table 1 – Check Fire-Screen Re-Assay Results – DDH-N-04-05

Sample no.	From To	Total Sample Weight	Au grade Combined Size Fractions – Wt. Average Two Analyses	Au grade Fine Fraction –approx. -150 mesh	Weight Fine Fraction – approx. -150 mesh	Au grade Coarse Fraction – approx. +150 mesh	Weight Coarse Fraction – approx. +150 mesh	Check Assay – 1 Fine Fraction approx. -150 mesh	Check Assay – 2 Fine Fraction approx. -150 mesh
	m.	g	g/mt	g/mt	g	g/mt	g	g/mt	g/mt
N-04-05-101	230.0-232.0	995.45	43.80	39.1	953.50	151.00	41.95	40.0	38.2
N-04-05-102	232.0-233.4	1007.12	0.110	0.12	960.20	<0.05	46.92	0.13	0.11
N-04-103	233.4-235.0		<0.050 orig. assay
N-04-05-104	235.0-238.0	975.82	4.580	2.800	925.80	37.50	50.02	2.99	2.60
N-04-05-105	238.0-240.0	982.50	48.60	37.90	930.50	241.000	52.00	34.80	40.90
Weighted average	10.00	3960.89	19.877	16.265	3770.0	89.665	190.89	15.88	16.62

Table 2 – Trench Geochemical Analytical Results – Exploration Area III

Trench	Sample series	Horiz. Width m.	Au g/mt	Ag g/mt	Cu ppm	Location
TN-1	013-026	42.0	0.267	<0.5	302	Target A
TN-2	005-034 ----------- Incl.: 008-010	90.0 ---------- 9.0	0.428 ------ 1.548	<0.5 ----- <0.7	133 ------ 290	Target B ------------------------------------------------------------- Interval from west part of Target B
TN-3	001-039 042-046 057	117.0 15.0 3.0	0.558 0.134 0.332	<0.8 <0.7 0.7	337 196 776	Target B
TN-4	003-004 005-012	6.0 21.0	0.161 0.271	<1.3 <1.7	286 147	Altered diorite intrusion east of Target B – Parts of Target C
TN-5	001-006 007-016 017-022	18.0 30.0 18.0	0.348 0.084 0.421		1176 239 1742	Intervals of wallrock straddling Nora mine vein zone.
TN-6	004-007	12.0	0.901	4.1	1093	Part of Target C
TN-7	010-011	6.0	0.156	3.3	4800	East end of Target D, margin
TN-8	005	3.0	0.109	1.6	50	Off of trend of gold-mineralized zones; between Target B and C.
TN-9	001-011 ---------- 012-017 ---------- 021-033 ---------- 038-059 ---------- 061-072 ---------- 074-079 ---------- 038-079	33.0 --------- 18.0 --------- 39.0 --------- 66.0 --------- 35.0 --------- 18.0 --------- 130.3	0.189 ------ 0.103 ------ 0.115 ------ 0.421 ------ 1.796 ------ 0.269 ------ 0.757	<0.6 ----- 9.1 ----- 11.2 ----- <0.6 ----- <0.5 ----- <0.5 ----- <0.8	121 ------ 40 ------ 244 ------ 454 ------ 2125 ------ 704 ------ 925

Anomalous gold interval west of Target B

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Anomalous silver intervals west of Target B

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Anomalous copper/gold interval west of Target B

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West end of Target B

---------------------------------------------------------

Central part of Target B

-------------------------------------------------------

East end of Target B

-------------------------------------------------------

Entire Target B with un-sampled gaps of few dikes (using <0.050 g/mt gold, <0.5 g/mt silver, <1 ppm copper for dike intervals).

TN-10	----------- 014-015 ----------- 019-020 ----------- 001-031	---------- 6.0 ---------- 6.0 ---------- 108.9	------ 0.147 ------ 0.122 ------ 0.082	----- 1.5 ----- 2.9 ----- 1.6	------ 166 ------ 229 ------ 129

Trench TN-10 is out in pampa and off of the trend of gold-mineralized zones.

---------------------------------------------------------

Weak gold, silver and copper anomalies.

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Weak gold, silver and copper anomalies.

---------------------------------------------------------

Entire length of trench including sample gaps of post-mineral dikes.

TN-11	070-072 073-081	7.6 30.7	0.589 0.203	7.1 1.4	1820 304	East part of Target C
TN-12	015-018 019-020	14.0 6.4	0.435 0.315	0.5 0.7	146 568	West part of Target B
TN-13	001-006	17.05	1.800	0.9	41	East part of Target C
TN-14	044-049	17.65	0.685	0.8	557	Target D

Results of the phase-one drilling and trenching program within Exploration Areas I, II and III, have identified multiple targets related to several large porphyry copper-gold mineralizing centers underlying the property.  Our testing of these targets is at an early stage and our work thus far has been focused on only three of the seven Exploration Areas that have been identified to-date.  SAMEX’s understanding of the mineralizing systems continues to advance and is being utilized to plan follow-up exploration work.  Details of these programs will be announced when plans are complete.  SAMEX encourages investors to review all previous results from its phase-one exploration program in order to more fully appreciate the diversity of targets and their potential.  Los Zorros is a very large and complex district-sized area that will take time and resources to thoroughly explore with good possibilities for major discoveries of gold, silver and gold-copper ore bodies.

“Robert Kell”,

Vice-President Exploration

This News Release has been prepared by Robert Kell, Vice-President Exploration for SAMEX MINING CORP. and Philip Southam, P. Geo.  Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.  All geochemical analyses were performed by ALS Chemex, an internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.

This News Release includes certain "forward looking statements".   Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

S   A   M

301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

April 5, 2005

BC Securities Commission

filed on SEDAR

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC  V7Y 1L2

Dear Sirs:

RE: Material Change Report

Enclosed herewith for filing are the following:

The foregoing accurately discloses the material change referred to herein.

1.

BC Form 53-901F - Material Change Report; and

2.

Copy of the Company’s News Release No. 2-05 dated April 5, 2005.

Yours truly,

“Brenda L. McLean”

Corporate Secretary

/blm

Encl.

cc:  TSX Venture Exchange - filed on SEDAR

      Alberta Securities Commission – filed on SEDAR

      US Securities Commission – filed on EDGAR

This is the form of a material change report required under Section 85(1) of the British Columbia Securities Act and Section 151 of the British Columbia Securities Rules.

BC FORM 53-901F

(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT

Reporting Issuer

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488

Fax:  (604) 870-9930

Date of Material Change

April 5, 2005

Press Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on April 5, 2005 and was disseminated through the wire services of Stockwatch, Market News Publishing and Stockhouse News.

Summary of Material Change

Drill results from Exploration Area III, Los Zorro property, Chile.

Full Description of Material Change

Drill results from Exploration Area III, Los Zorro property, Chile.  Please refer to attached News Release.

Reliance on Section 85(2) of the Act

This report is not being made on a confidential basis.

Omitted Information

Not applicable

Senior Officers

To facilitate any necessary follow-up by the Commission, please contact Larry McLean, Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Abbotsford, British Columbia, the 5th day of April, 2005.

“Larry D. McLean”

Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      "Larry D. McLean"

           Vice President, Operations

Dated: April 5, 2005